[Company Letterhead]

August  2,  2005

VIA  FACSIMILE  TO  (202)772-9204 AND EDGAR
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United  States  Securities  and  Exchange  Commission
Division  of  Corporate  Finance
100  F  Street,  N.E.
Washington,  DC  20549

Attention:  Mr.  Kurt  Murao

Re:     FTS  GROUP,  INC.
        FILE  NO.  333-125958

Dear  Mr.  Murao:

     Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, FTS Group, Inc. (the "Company"), hereby requests that the above-captioned Registration Statement on Form SB-2 (the "Registration Statement") be accelerated to Wednesday, August 3, 2005 at 3:00 pm EST or as soon as practicable thereafter. We acknowledge that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting our request is very much appreciated. Please call Amy Trombly at (617) 243-0060 if you have any questions or if we can otherwise be of assistance to you.

                                   Very  truly  yours,

                                   /s/Scott  Gallagher
                                   -----------------------
                                   Scott  Gallagher
                                   Chief  Executive  Officer

cc:  Amy  Trombly,  Esq.